Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 20, 2019

Registration No. 333-215610

Allegiance Bancshares, Inc.

$60,000,000

4.70% Fixed-to-Floating Rate Subordinated Notes due October 1, 2029

PRICING TERM SHEET

Issuer:	Allegiance Bancshares, Inc. (Nasdaq: ABTX)

Security:	4.70% fixed-to-floating rate subordinated notes due October 1, 2029 (the “Notes”)

Security Rating:*	BBB- by Kroll Bond Rating Agency

Principal Amount:	$60,000,000

Pricing Date:	September 20, 2019

Settlement Date:	September 27, 2019 (T+5)

Stated Maturity Date:	October 1, 2029

Interest Payment Dates:

Interest on the Notes will be payable semi-annually in arrears on April 1 and October 1 of each year through but excluding October 1, 2024.  If any interest payment date on or before October 1, 2024 is not a business day, then such date will nevertheless be an interest payment date but the interest on the Notes will be paid on the next succeeding business day (without adjustment in the amount of the interest paid).  Thereafter, interest on the Notes will be payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year through the Stated Maturity Date, unless in any case previously redeemed. If any interest payment date after October 1, 2024 that would otherwise be an interest payment date is not a business day, then the next succeeding business day will be the applicable interest payment date and interest on the Notes will be paid on such next succeeding business day, unless such day falls in the next calendar month, in which case the interest payment date will be brought forward to the immediately preceding day that is a business day.

The first interest payment will be made on April 1, 2020.

Interest Rate:

The Notes will bear interest (i) from, and including, the original issue date to, but excluding, October 1, 2024, at a fixed rate equal to 4.70% per year and (ii) from, and including, October 1, 2024, at an annual floating rate equal to three-month LIBOR, as determined on the determination date for the applicable interest period, plus 313 basis points (3.13%).  See “Description of the Notes—Effect of Benchmark Transition Event” contained in the preliminary prospectus supplement, which describes how the coupon payments following October 1, 2024 would be determined by reference to a different base rate (which is currently expected to be Term SOFR, as defined in the preliminary prospectus supplement) than three-month LIBOR following the occurrence of a Benchmark Transition Event, as defined in the preliminary prospectus supplement under “Description of the Notes—Effect of Benchmark Transition Event”.

Day Count Convention:	30/360 to but excluding October 1, 2024, and, thereafter, a 360-day year and the number of days actually elapsed.

Redemption:

Subject to obtaining prior regulatory approval, to the extent that such approval is then required, the Issuer may, at its option, beginning with the Interest Payment Date of October 1, 2024, and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. Any partial redemption will be made by lot or in accordance with DTC’s applicable procedures.

In addition, in certain circumstances the Issuer may have the option to redeem the Notes, in whole but not in part, upon the occurrence of events described in the prospectus supplement under the heading “Description of the Notes—Optional Redemption and Redemption Upon Special Events” at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Subordination:	The Notes will be subordinate in right of payment to all senior indebtedness of the Issuer, as described in the preliminary prospectus supplement and the accompanying prospectus.

Price to Public:	100% of Principal Amount

Use of Proceeds:

General corporate purposes, which may include working capital, repurchasing shares of the Issuer’s common stock, repaying indebtedness and redemption of the Issuer’s outstanding securities, providing capital to support the organic growth of Allegiance Bank or funding the opportunistic acquisition of similar or complementary financial service organizations, financing investments and capital expenditures and for investments in Allegiance Bank as regulatory capital.

Denominations:	$2,000 minimum denomination and $1,000 integral multiples thereof.

CUSIP / ISIN:	01748HAA5 / US01748HAA59

Sole Book-Running Manager:	Keefe, Bruyette & Woods, A Stifel Company

Co-Managers:	Stephens Inc. Raymond James Sandler O’Neill + Partners, L.P.

_________

* Note: A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement, the final prospectus supplement (when available) and the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus by contacting Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019 or by calling 1-800-966-1559.